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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          Form 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1994

                             or

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended ________________

               Commission file number 1-10102

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SHAWMUT NATIONAL CORPORATION EMPLOYEES' THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                SHAWMUT NATIONAL CORPORATION

            777 Main Street, Hartford, CT  06115
            One Federal Street, Boston, MA  02211


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                                         Page 1 of 19 Pages
                                    Exhibit Index on Page 17

Table of contents                                     Page


Report of independent accountants                      3
Statement of net assets available for benefits
with fund information at December 31, 1994             4
Statement of net assets available for benefits
with fund information at December 31, 1993             5
Statement of changes in net assets available for
benefits with fund information for the year ended
December 31, 1994                                      6
Statement of changes in net assets available for
benefits with fund information for the year ended
December 31, 1993                                      7
Notes to financial statements                          8
Schedule of assets held for investment purposes at
December 31, 1994                                     14
Schedule of reportable transactions at December 31,
1994                                                  15
Exhibit index                                         17

              Report of Independent Accountants


June 23, 1995

To the Plan Administration Committee
  and Participants of the
  Shawmut National Corporation
  Employees' Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shawmut National Corporation Employees' Thrift Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


(Price Waterhouse LLP)

Shawmut National Corporation
Employees' Thrift Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1994
                                                                               Fund Information

                                                                     Growth                                            Small
                                                        Fixed      and Income                           Stable     Capitalization
                                                        Income       Equity    Savings     Stock        Return         Equity
                                                         Fund         Fund       Fund       Fund         Fund           Fund

Assets
Investment securities at fair value:
    Mutual funds                                    $ 12,291,318 $ 23,752,172          $  1,523,170 $     61,119 $     13,601,083
    Collective trust funds                                                                            36,806,986
    Common stock                                                                         67,225,395

Total investment securities                           12,291,318   23,752,172            68,748,565   36,868,105       13,601,083

Loans to participants

Total assets held for
  investment purposes                                 12,291,318   23,752,172            68,748,565   36,868,105       13,601,083

Receivables:
    Accrued interest and dividends                                                          909,894      177,808
    Receivable for investment securities sold                118        1,800                                               9,903
    Due from merged plans

Total receivables                                            118        1,800               909,894      177,808            9,903

Cash

Total assets                                          12,291,436   23,753,972            69,658,459   37,045,913       13,610,986

Liabilities

Payable for investment securities purchased                1,840        7,316                            220,968            6,387

Total liabilities                                          1,840        7,316                            220,968            6,387

Net assets available for benefits                   $ 12,289,596 $ 23,746,656 $      0 $ 69,658,459 $ 36,824,945 $     13,604,599

Shawmut National Corporation
Employees' Thrift Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1994
                                                                                  Fund Information

                                                        Prime       Limited
                                                        Money         Term     Contri-
                                                        Market       Income    bution    Restricted      Loan
                                                         Fund         Fund       Fund       Fund         Fund          Total

Assets
Investment securities at fair value:
    Mutual funds                                    $ 49,281,057 $  2,334,921                                    $    102,844,840
    Collective trust funds                                                                                             36,806,986
    Common stock                                                                                                       67,225,395

Total investment securities                           49,281,057    2,334,921                                         206,877,221

Loans to participants                                                                               $ 10,013,602       10,013,602

Total assets held for
  investment purposes                                 49,281,057    2,334,921                         10,013,602      216,890,823

Receivables:
    Accrued interest and dividends                       212,511                                                        1,300,213
    Receivable for investment securities sold                              33                                              11,854
    Due from merged plans                              1,039,171                                                        1,039,171

Total receivables                                      1,251,682           33                                           2,351,238

Cash                                                                                   $    183,930       16,585          200,515

Total assets                                          50,532,739    2,334,954               183,930   10,030,187      219,442,576

Liabilities

Payable for investment securities purchased                               589                                             237,100

Total liabilities                                                         589                                             237,100

Net assets available for benefits                   $ 50,532,739 $  2,334,365 $      0 $    183,930 $ 10,030,187 $    219,205,476



The accompanying notes are an integral part of these financial statements.

Shawmut National Corporation
Employees' Thrift Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1993
                                                                                 Fund Information

                                                                  Growth                                                Small
                                                     Fixed      and Income                               Stable     Capitalization
                                                     Income       Equity      Savings       Stock        Return         Equity
                                                      Fund         Fund         Fund         Fund         Fund           Fund

Assets
Investment securities at fair value:
    Mutual funds                                 $ 11,903,585 $ 18,663,746              $    460,495 $    448,879 $     11,173,424
    Collective trust funds                                                 $ 40,590,038                32,440,015
    Common stock                                                                          85,705,682
    U.S. Treasury Bills                                                       4,996,250

Total investment securities                        11,903,585   18,663,746   45,586,288   86,166,177   32,888,894       11,173,424

Loans to participants

Total assets held for
  investment purposes                              11,903,585   18,663,746   45,586,288   86,166,177   32,888,894       11,173,424

Receivables:
    Contributions receivable                           20,742       42,759                   359,044       46,205           34,991
    Accrued interest and dividends                     18,449       31,815       57,182      785,079      142,143           18,419
    Due from other funds                              243,124      632,636          221      250,262      311,690          368,183

Total receivables                                     282,315      707,210       57,403    1,394,385      500,038          421,593

Cash

Total assets                                       12,185,900   19,370,956   45,643,691   87,560,562   33,388,932       11,595,017

Liabilities

Payable for investment securities purchased                                                               141,146
Due to other funds                                                            1,057,031

Total liabilities                                                             1,057,031                   141,146

Net assets available for benefits                $ 12,185,900 $ 19,370,956 $ 44,586,660 $ 87,560,562 $ 33,247,786 $     11,595,017

Shawmut National Corporation
Employees' Thrift Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1993
                                                                             Fund Information

                                                     Prime       Limited
                                                     Money         Term
                                                     Market       Income    Contribution  Restricted      Loan
                                                      Fund         Fund         Fund         Fund         Fund          Total

Assets
Investment securities at fair value:
    Mutual funds                                 $  3,917,822 $  2,149,273 $  1,213,710                           $     49,930,934
    Collective trust funds                                                                                              73,030,053
    Common stock                                                                                                        85,705,682
    U.S. Treasury Bills                                                                                                  4,996,250

Total investment securities                         3,917,822    2,149,273    1,213,710                                213,662,919

Loans to participants                                                                                $  9,846,232        9,846,232

Total assets held for
  investment purposes                               3,917,822    2,149,273    1,213,710                 9,846,232      223,509,151

Receivables:
    Contributions receivable                           49,370        4,276                                                 557,387
    Accrued interest and dividends                      9,933        1,142        5,020                    47,341        1,116,523
    Due from other funds                              493,944       23,042                                               2,323,102

Total receivables                                     553,247       28,460        5,020                    47,341        3,997,012

Cash                                                                                    $    266,018       87,116          353,134

Total assets                                        4,471,069    2,177,733    1,218,730      266,018    9,980,689      227,859,297

Liabilities

Payable for investment securities purchased                                                                                141,146
Due to other funds                                                            1,218,730                    47,341        2,323,102

Total liabilities                                                             1,218,730                    47,341        2,464,248

Net assets available for benefits                $  4,471,069 $  2,177,733 $          0 $    266,018 $  9,933,348 $    225,395,049


The accompanying notes are an integral part of these financial statements.

Shawmut National Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
Year ended December 31, 1994
                                                                               Fund Information

                                                                Growth                                                 Small
                                                   Fixed      and Income                                   Stable  Capitalization
                                                   Income       Equity       Savings         Stock         Return      Equity
                                                    Fund         Fund          Fund           Fund          Fund        Fund

Additions to net assets attributed to:
Investment income:
    Investment and other income                $    795,776 $  1,701,914 $      254,905 $    3,347,127 $  1,979,995 $     797,453
    Net depreciation in fair
      value of investments                       (1,327,772)    (497,682)      (167,633)   (21,957,555)                  (689,209)

Total investment income                            (531,996)   1,204,232         87,272    (18,610,428)   1,979,995       108,244

Contributions:
    Participant                                   1,478,190    3,329,560                     3,608,933    3,300,762     2,234,214
    Employer                                        276,943      618,653                     3,862,635      622,755       505,499

Total contributions                               1,755,133    3,948,213                     7,471,568    3,923,517     2,739,713

Transfers from merged plans


Total additions                                   1,223,137    5,152,445         87,272    (11,138,860)   5,903,512     2,847,957

Deductions from net assets attributed to:

    Participant benefits                         (1,093,585)  (1,883,583)    (1,081,507)    (8,582,803)  (3,078,547)   (1,350,816)
    Participant loans terminated due to
      withdrawal of participant

Total deductions                                 (1,093,585)  (1,883,583)    (1,081,507)    (8,582,803)  (3,078,547)   (1,350,816)

Interfund transfers, net                            (25,856)   1,106,838    (43,592,425)     1,819,560      752,194       512,441

Net increase (decrease)                             103,696    4,375,700    (44,586,660)   (17,902,103)   3,577,159     2,009,582

Net assets at beginning of year                  12,185,900   19,370,956     44,586,660     87,560,562   33,247,786    11,595,017

Net assets at end of year                      $ 12,289,596 $ 23,746,656 $            0 $   69,658,459 $ 36,824,945 $  13,604,599


Shawmut National Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
Year ended December 31, 1994
                                                                               Fund Information

                                                   Prime       Limited
                                                   Money         Term
                                                   Market       Income     Contribution    Restricted       Loan
                                                    Fund         Fund          Fund           Fund          Fund       Total

Additions to net assets attributed to:
Investment income:
    Investment and other income                $  1,804,016 $    133,725 $        5,289 $       15,995 $    562,526 $  11,398,721
    Net depreciation in fair
      value of investments                                      (165,784)                                             (24,805,635)

Total investment income                           1,804,016      (32,059)         5,289         15,995      562,526   (13,406,914)

Contributions:
    Participant                                   3,248,136      255,330                                               17,455,125
    Employer                                        574,839       61,324                                                6,522,648

Total contributions                               3,822,975      316,654                                               23,977,773

Transfers from merged plans                       7,104,574                                                 188,314     7,292,888

Total additions                                  12,731,565      284,595          5,289         15,995      750,840    17,863,747

Deductions from net assets attributed to:

    Participant benefits                         (5,965,220)    (382,853)                      (98,083)               (23,516,997)
    Participant loans terminated due to
      withdrawal of participant                                                                            (536,323)     (536,323)

Total deductions                                 (5,965,220)    (382,853)                      (98,083)    (536,323)  (24,053,320)

Interfund transfers, net                         39,295,325      254,890         (5,289)                   (117,678)

Net increase (decrease)                          46,061,670      156,632                       (82,088)      96,839    (6,189,573)

Net assets at beginning of year                   4,471,069    2,177,733                       266,018    9,933,348   225,395,049

Net assets at end of year                      $ 50,532,739 $  2,334,365 $            0 $      183,930 $ 10,030,187 $ 219,205,476




The accompanying notes are an integral part of these financial statements.

Shawmut National Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
Year ended December 31, 1993
                                                                                  Fund Information

                                                                    Growth                                               Small
                                                       Fixed      and Income                                 Stable  Capitalization
                                                       Income       Equity       Savings        Stock        Return      Equity
                                                        Fund         Fund          Fund          Fund         Fund        Fund

Additions to net assets attributed to:
Investment income:
    Investment and other income                    $    692,996 $    958,410 $    2,038,170 $  1,985,481 $  1,622,581 $     396,374
    Net appreciation (depreciation) in fair
      value of investments                              145,129      584,121       (221,703)  13,079,058                    486,945

Total investment income                                 838,125    1,542,531      1,816,467   15,064,539    1,622,581       883,319

Contributions:
    Participant                                       1,368,317    2,286,747      3,114,141    3,032,272    3,277,836     1,736,447
    Employer                                            212,764      416,612        541,794    4,058,858      471,755       363,950

Total contributions                                   1,581,081    2,703,359      3,655,935    7,091,130    3,749,591     2,100,397

Total additions                                       2,419,206    4,245,890      5,472,402   22,155,669    5,372,172     2,983,716

Deductions from net assets attributed to:

    Participant benefits                               (608,218)    (902,686)    (7,167,069)  (6,770,681)  (3,103,335)     (426,522)
    Participant loans terminated due to
      withdrawal of participant

Total deductions                                       (608,218)    (902,686)    (7,167,069)  (6,770,681)  (3,103,335)     (426,522)

Interfund transfers, net                              2,272,350    3,698,415    (17,576,884)  (1,278,095)   5,347,602     2,442,566

Net increase (decrease)                               4,083,338    7,041,619    (19,271,551)  14,106,893    7,616,439     4,999,760

Net assets at beginning of year                       8,102,562   12,329,337     63,858,211   73,453,669   25,631,347     6,595,257

Net assets at end of year                          $ 12,185,900 $ 19,370,956 $   44,586,660 $ 87,560,562 $ 33,247,786 $  11,595,017

Shawmut National Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
Year ended December 31, 1993
                                                                                    Fund Information

                                                       Prime       Limited
                                                       Money         Term
                                                       Market       Income     Contribution   Restricted      Loan
                                                        Fund         Fund          Fund          Fund         Fund       Total

Additions to net assets attributed to:
Investment income:
    Investment and other income                    $     28,280 $     32,550 $       25,263 $     21,136 $    561,593 $   8,362,834
    Net appreciation (depreciation) in fair
      value of investments                                           (19,532)                                            14,054,018

Total investment income                                  28,280       13,018         25,263       21,136      561,593    22,416,852

Contributions:
    Participant                                       2,067,330       84,576                                             16,967,666
    Employer                                            354,319       20,049                                              6,440,101

Total contributions                                   2,421,649      104,625                                             23,407,767

Total additions                                       2,449,929      117,643         25,263       21,136      561,593    45,824,619

Deductions from net assets attributed to:

    Participant benefits                                (39,218)     (25,483)                   (101,797)               (19,145,009)
    Participant loans terminated due to
      withdrawal of participant                                                                               (49,701)      (49,701)

Total deductions                                        (39,218)     (25,483)                   (101,797)     (49,701)  (19,194,710)

Interfund transfers, net                              2,060,358    2,085,573        (25,263)                  973,378

Net increase (decrease)                               4,471,069    2,177,733                     (80,661)   1,485,270    26,629,909

Net assets at beginning of year                                                                  346,679    8,448,078   198,765,140

Net assets at end of year                          $  4,471,069 $  2,177,733 $            0 $    266,018 $  9,933,348 $ 225,395,049



The accompanying notes are an integral part of these financial statements.

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


1.   Description of Plan

     The following description of the Shawmut National
     Corporation (the "Corporation") Employees' Thrift Plan
     (the "Plan") provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established by the Corporation to encourage employees to systematically save for retirement. The Plan is the result of a merger, effective January 1, 1989, of predecessor plans sponsored by the Corporation. All full-time employees who have attained the age of 21 and completed one year of continuous service are eligible to become active members in the Plan on the first day of the quarter following the quarter in which they become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     A participant may contribute an amount not less than 1 percent nor more than 12 percent of the participant's annual compensation; however, the participant may not contribute more than $7,000, as adjusted annually for a cost of living adjustment factor, in any calendar year ($9,240 and $8,994 in 1994 and 1993, respectively).
     The Corporation will make a matching contribution ranging from 40 percent to 60 percent of the participant's contribution up to 6 percent of the participant's annual compensation. The amount of employer contributions is based on years of service. The Plan will also accept rollovers from other qualified plans.

     Vesting

     Participants are fully vested in their accounts at all times.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, the Corporation's contribution and an allocation of Plan earnings.
     Earnings are allocated within each fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions among any of seven investment options:

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


        - Fixed Income Fund - Funds are invested in the
          Shawmut Fixed Income Fund, a mutual fund which provides current income plus capital appreciation.

        - Growth and Income Equity Fund - Funds are invested in the Shawmut Growth and Income Equity Fund, a mutual fund which seeks above-average income plus capital appreciation.

        - Stock Fund - Funds are invested in the common stock of the Corporation and the Shawmut Prime
          Money Market Fund.

        - Stable Return Fund - Funds are invested in the
          Shawmut Stable Return Fund, a collective trust fund which seeks stable income with protection from price volatility.

        - Small Capitalization Equity Fund - Funds are invested in the Shawmut Small Capitalization
          Equity Fund, a mutual fund which seeks above-average capital appreciation.

        - Prime Money Market Fund - Funds are invested in the Shawmut Prime Money Market Fund, a mutual fund which seeks a competitive current yield with maximum liquidity.

        - Limited Term Income Fund - Funds are invested in the Shawmut Limited Term Income Fund, a mutual fund which provides current income with a relatively stable level of principal.

     At the close of business on January 31, 1994, the Savings Fund, which invested in a collective trust fund and high grade, short-term U.S. government debt, was no longer an investment alternative of the Plan. Members of the Plan who had amounts invested in the Savings Fund were allowed to transfer amounts to any other investment alternative of the Plan. Account balances which were remaining in the Savings Fund at the close of business on January 31, 1994 were transferred to the Prime Money Market Fund.

     Participants may change their investment options monthly in increments of 10 percent of the participant's contribution or account balance.

     Prior to February 1994, the Contribution Fund invested participant and employer contributions in the Shawmut
     Prime Money Market Fund pending their investment in the primary investment option.

     Beginning February 1994, cash pending investment into the primary investment option or pending transfer into another fund is swept into the Federated Prime
     Obligations Fund.

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


     The fair value of individual investments that represent more than five percent of the Plan's net assets at year-end are as follows:

                                          December 31, December 31,
                                             1994         1993
                                                   (000's)

     Mutual Funds

     Shawmut Fixed Income Fund                $ 12,291   $ 11,871
     Shawmut Growth and Income Equity Fund      23,752     18,615
     Shawmut Small Capitalization Equity Fund   13,601     11,135
     Shawmut Prime Money Market Fund            50,746

     Collective Trust Funds

     Shawmut Stable Return Fund                 36,807     32,440
     Chase Institutional Money Market Fund                 40,590

     Common Stock

     Shawmut National Corporation Common Stock   67,225    85,706


     Restricted Fund

     Restricted cash of $183,930 and $266,018 at December 31, 1994 and 1993, respectively, represents amounts payable to former participants of the Shawmut Corporation Employees' Thrift Plan, a predecessor to the Plan, who have terminated employment with the Corporation and elected payment of their benefits in a manner other than a lump-sum distribution. These amounts have been segregated from the Plan and are maintained in individual savings accounts established at Shawmut Bank Connecticut, N.A. and Shawmut Bank, N.A. Amounts invested in the individual savings accounts earn interest for the participants which is included in the Statement of Changes in Net Assets Available for Benefits under the caption "Investment and other income". The net change in the balances held in these accounts, exclusive of interest earned, is included in the Statement of Changes in Net Assets Available for Benefits under the caption "Participant benefits".

     Payment of Benefits

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or a distribution in the form of an annuity.

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


     Loans to Participants

     Under the terms of the Plan, a participant may borrow an amount not less than $1,000 and not more than the lesser of 50 percent of the participant's available account balance or $50,000 minus the participant's highest outstanding loan balance in the twelve months preceding the date of the loan.

2.   Summary of Significant Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Investments

     The Plan's investments are stated at fair value.
     Shares of mutual funds and units of participation in collective trust funds are valued at quoted market prices which represent the net asset value of shares or units held by the Plan at year-end. The common stock of the Corporation is valued at its quoted market price at year-end. Loans to participants are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

     Expenses

     The Corporation pays administrative expenses on behalf of the Plan. The Corporation, at its discretion, reimburses the Plan for advisor fees paid for investments in mutual funds managed by the Corporation.

3.   Related Party Transactions

     Certain Plan investments are shares of mutual funds or collective trust funds managed by Shawmut Bank, N.A. These transactions qualify as party-in-interest transactions. The Corporation, at its discretion, reimburses the Plan for advisor fees paid for investments in mutual funds managed by the Corporation. For the years ending December 31, 1994 and 1993, the Corporation reimbursed the Plan $451,330 and $216,525, respectively, for such advisor fees. Such amounts are included in the Statement of Changes in Net Assets Available for Benefits under the caption "Investment and other income".

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


4.   Plan Termination

     Although it has not expressed any intent to do so, the Corporation has the right under provisions of the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, the Plan assets may not be diverted from the exclusive benefit of the participants or their beneficiaries.

5.   Income Tax

     The Internal Revenue Service has determined and informed the Corporation by a letter dated December 27, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, trust income is not subject to taxation under Section 501(a) of the Internal Revenue Code. The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                               December 31, December 31,
                                                   1994         1993
                                                        (000's)

     Net assets available for benefits per
     the financial statements                     $ 219,205   $ 225,395
     Less:  Amounts allocated to withdrawing
     participants                                    (1,682)     (2,775)
                                                  ----------  ----------
     Net assets available for benefits
     per Form 5500                                $ 217,523   $ 222,620
                                                  ==========   =========

     The following is a reconciliation of participant benefits paid per the financial statements to Form 5500:

                                                Year ended December 31,
                                                   1994         1993
                                                        (000's)

     Participant benefits per the financial
     statements                                   $  24,053   $  19,195
     Add:  Current year accrual per Form 5500         1,682       2,775
     Less:  Prior year accrual per Form 5500         (2,775)       (648)
                                                  ----------  ----------
     Participant benefits per Form 5500           $  22,960   $  21,322
                                                  ==========  ==========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements


7.   Transfer from Merged Plans

     During 1994 the Corporation acquired several banking organizations. Net assets totalling $7,292,888 were transferred into the Plan from the defined contribution plans of the acquired entities and are included in the Statement of Changes in Net Assets Available for Benefits under the caption "Transfers from merged plans".

8.   Subsequent Event

     On February 20, 1995, the Corporation and Fleet Financial Group, Inc. ("Fleet") entered into an agreement and plan of merger (the "Merger"). The Merger is expected to be completed in the fourth quarter of 1995 and is subject to the receipt of various regulatory approvals and the satisfaction (or, where permissible, waiver) of certain other standard closing conditions. Common stock shareholders of Fleet and the Corporation voted to approve the merger at their respective meetings held on June 21, 1995.

Shawmut National Corporation
Employees' Thrift Plan
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes              Additional Information
December 31, 1994                                                                             Schedule I
                                  Description                      Shares or Units    Historical    Fair
 Identity of Issuer               of Investment                     of Participation      Cost      Value
                                                                                        (000's)

 Mutual Funds
*Shawmut National                 Shawmut Fixed
 Corporation                      Income Fund                             1,324,496  $    13,307  $   12,291


*Shawmut National                 Shawmut Growth and Income
 Corporation                      Equity Fund                             2,297,115       23,747      23,752


*Shawmut National                 Shawmut Small Capitalization
 Corporation                      Equity Fund                             1,319,213       13,673      13,601


*Shawmut National                 Shawmut Prime Money
 Corporation                      Market Fund                            50,745,923       50,746      50,746


*Shawmut National                 Shawmut Limited Term
 Corporation                      Income Fund                               250,797        2,484       2,335


 Federated Securities             Federated Prime
 Corporation                      Obligations Fund                          119,423          119         119

   Total Mutual Funds                                                                    104,076     102,844

 Collective Trust Fund
*Shawmut National                 Shawmut Stable Return Fund
 Corporation                                                             36,806,986       36,807      36,807

 Common Stock

*Shawmut National                 Shawmut National Corporation
 Corporation                      Common Stock                            4,105,367       55,677      67,225

 Participant Loans                6% - 14%                                                10,014      10,014

   Total Assets Held for Investment Purposes                                         $   206,574  $  216,890
*Indicates a party-in-interest to the Plan.


Shawmut National Corporation
Employees' Thrift Plan
Item 27d Form 5500 - Schedule of Reportable Transactions                                                    Additional Information
December 31, 1994                                                                                                      Schedule II





                                                                                                          Fair Value of
Identity of        Number of        Description              Purchase      Selling         Cost of          Asset on       Net Gain
Party Involved     Transactions       of Asset                 Price         Price           Asset       Transaction Date   or Loss

Shawmut National                    Purchases into the
Corporation                         Shawmut Prime Money
                       367          Market Fund            $  116,594,664          N/A $  116,594,664     $  116,594,664       --


Shawmut National                    Sales from the
Corporation                         Shawmut Prime Money
                       346          Market Fund                       N/A $ 72,014,918     72,014,918         72,014,918        --

Chase Manhattan                     Sales from the Chase
Bank, N.A.                          Institutional Money
                        13          Market Fund                       N/A   45,746,567     45,746,567         45,746,567        --

Federated Securities                Purchases into the
Corporation                         Federated Prime
                        11          Obligations Fund           42,513,199          N/A     42,513,199         42,513,199        --

Federated Securities                Sales from the
Corporation                         Federated Prime
                        11          Obligations Fund                  N/A   42,393,776      42,393,776        42,393,776        --

                         SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Administrator which administers the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              SHAWMUT NATIONAL CORPORATION
                              EMPLOYEES' THRIFT PLAN



                              By:  (Susan E. Lester)
                                   --------------------------
                                   Susan E. Lester
                                   Committee Member, Plan Administrator

Date: June 28, 1995

                        EXHIBIT INDEX
     FILED AS A PART OF THIS ANNUAL REPORT ON FORM 11-K


Designation         Description                            Page

23                  Consent of Independent Accountants      19